

Mail Stop 3561

September 6, 2017

Susan M. Villare
Chief Financial Officer
Sonus Networks, Inc.
4 Technology Park Drive
Westford, Massachusetts 01886

> **Re:** **Sonus Networks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-34115**

Dear Ms. Villare:

We have reviewed your response dated August 10, 2017 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Sonus Networks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 64

Goodwill and Intangible Assets, page 68

1. We note from your response to our previous comment 1 that you performed a quantitative analysis as part of step one in your impairment assessment. Please describe to us in detail the calculation you performed, including assumptions made and your basis for such assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure